September 5, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Stephen Krikorian

     Re:  MapInfo Corporation
          Form 10-K for the Fiscal Year Ended September 30, 2005
          Form 10-Q for the Fiscal Quarterly Period Ended December 31, 2005
          Form 10-Q for the Fiscal Quarterly Period Ended March 31, 2006
          Form 10-Q for the Fiscal Quarterly Period Ended June 30, 2006
          File No. 000-23078

Ladies and Gentlemen:

Set forth below are responses to the comments provided to Mark P. Cattini, President and Chief Executive Officer of MapInfo Corporation (the "Company"), in a letter dated August 18, 2006 (the "Letter") from Stephen Krikorian, Accounting Branch Chief, Division of Corporation Finance, Securities and Exchange Commission (the "Commission"). The responses set forth are keyed to the sequential numbering of the comments in the Letter and to the headings used in the Letter.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Company's periodic filings under the Securities Exchange Act of 1934, as amended (the "1934 Act"), referred to above;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended September 30, 2005

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 47

1.  Comment

Your response to prior comment numbers 1 and 3 indicates you establish VSOE of PCS using separate sales for arrangements that do not contain a renewal rate. Please expand your analysis to clarify whether the prices charged in separate PCS sales (i.e. historical renewals) vary from customer to customer and if so, tell us how you determined the separate prices charged are significantly concentrated to establish VSOE of PCS. In this respect, we note the portion of your response which states, "the customer must pay a 20% uplift over the license fee for PCS, regardless of the product." Clarify whether you have historically sold PCS at a constant rate of 20% of the license fee or whether the fee varies for discounts and other factors.

Response

The Company has historically sold PCS at a constant renewal rate, which for the vast majority of our products is 20% of the license fee.

Please feel free to contact the undersigned at 518-285-7331 if you would like to discuss any of these matters.

Sincerely,

K. Wayne McDougall

Vice President and Chief Financial Officer